99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM & WATKINS

FIRM / AFFILIATE OFFICES

Boston, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Milan, Moscow, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Silicon Valley, Singapore, Tokyo, Washington, D.C.

28 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Interpump Press Release

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.

INTERPUMP GROUP S.P.A.

PRESS RELEASE

22 January 2004

Today the Board of Directors of Interpump Group spa resolved to start a reorganization process of the Group's companies by concentrating all activities of the "Cleaning" sector under the umbrella of Interpump Cleaning spa, a wholly owned subsidiary of Interpump Group. The Cleaning sector accounted for more than 60% of the Group consolidated revenues in 2003.

The plan involves the sale of the participations in Soteco, Euromop, Pulex, Unielectric and other minor companies from Interpump Group spa to Interpump Cleaning spa.

The plan will allow the rationalization of the Group's structure, a better definition and a more precise focus, from an industrial point of view, of the "Cleaning" activities within the Group, in order to be able, as well, to seize any opportunity of a further development and increase in value of the "Cleaning" sector.

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail ***info@interpumpgroup.it***
SHARE CAPITAL € 43,446,650 fully paid up – REGGIO EMILIA COMPANY REGISTER no. 117217 – CHAMBER OF COMMERCE R.E.A. no. 204185 –
TAX CODE 11666900151 – VAT NUMBER 01682900350